UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2, 2015

Commission file number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES	3

SAP SE

FORM 6-K

In April 2015, SAP SE issued under its €8 billion Debt Issuance Program three tranches of euro-denominated notes as follows:

First Bond Tranche:
Aggregated nominal amount	EUR 500 million
Coupon	3-Months-Euribor + 17bps p.a.
ISIN	DE000A14KJD0
Final Maturity	04/03/2017

Second Bond Tranche:
Aggregated nominal amount	EUR 650 million
Coupon	3-Months-Euribor + 30bps p.a.
ISIN	DE000A14KJE8
Final Maturity	04/01/2020

Third Bond Tranche:
Aggregated nominal amount	EUR 600 million
Coupon	1.000 % p.a.
ISIN	DE000A14KJF5
Final Maturity	04/01/2025

The bonds are listed on the Luxembourg Stock Exchange. Further details are available on the website of the Luxembourg Stock Exchange (www.bourse.lu).

This release does not constitute an offer to sell the notes, nor a solicitation of an offer to buy the notes. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States of America or to or for the account or benefit of US persons absent registration or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christoph Huetten
	Name:	Dr. Christoph Huetten
	Title:	Chief Accounting Officer

By:	/s/ Christopher Sessar
	Name:	Dr. Christopher Sessar
	Title:	Head of Corporate External
Reporting

Date: April 2, 2015

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